Paragon Shipping Inc.
15 Karamanli Ave
Voula 16673
Athens, Greece

                                                               May 6, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment to Registration Statement on Form F-1/A (Registration No. 333-143481), filed on May 2, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Paragon Shipping Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s “Post-Effective Amendment” to its Registration Statement on Form F-1/A (Registration No. 333-143481), filed on May 2, 2008 (the “Post-Effective Amendment”).

The Post-Effective Amendment is being withdrawn because the Post-Effective Amendment was filed via EDGAR as a Pre-Effective Amendment under the EDGAR code “F-1/A” rather than a Post-Effective Amendment under the EDGAR code “POS AM.”  No securities have been sold pursuant to the Post-Effective Amendment.  As discussed by our counsel with Letty Lynn of the Staff today, we are filing a new “Post-Effective Amendment No.1” under EDGAR code “POS AM” today.

If you have any questions regarding this application for withdrawal, please contact Gary J. Wolfe of Seward & Kissel LLP at (212) 574-1223.

PARAGON SHIPPING INC.

By:	/s/ Christopher J. Thomas
Name: Christopher J. Thomas
Title: Chief Financial Officer

cc:           Gary J. Wolfe

SK 25744 0001 881001